Exhibit 99.76

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Registration Statement on Form 40-F of Largo Resources Ltd. of our report dated March 17, 2021 relating to the consolidated financial statements of Largo Resources Ltd. as at December 31, 2020 and 2019 and January 1, 2019 and for the years ended December 31, 2020 and 2019, which appears in Exhibit 99.69 to this Registration Statement.

We also hereby consent to the incorporation by reference in this Registration Statement on Form 40-F of Largo Resources Ltd. of our report dated March 20, 2020 relating to the consolidated financial statements of Largo Resources Ltd. as at and for the years ended December 31, 2019 and 2018, which appears in Exhibit 99.6 to this Registration Statement.

We also consent to the reference to us under the heading “Interests of Experts” which appears in the Annual Information Forms included in Exhibits 99.4, 99.12 and 99.67 to this Registration Statement.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario, Canada

April 14, 2021

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.